Exhibit 12.1

	DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Year	Seven Months	Five Months
	Ended	Ended	Ended
	December 31,	December 31,	May 31,	Year Ended December 31,
	2008	2007	2007	2006	2005	2004
(dollars in thousancds)	(Successor)	(Successor)	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)

Income (loss) before income taxes	$(38,855)	$(26,284)	$(46,982)	$664	$(727)	$(2,404)
Total Fixed charges	46,878	26,322	13,829	31,599	31,127	30,508
Earnings (loss) before fixed charges	$8,023	$38	$(33,153)	$32,263	$30,400	$28,106

Total fixed charges	$46,878	$26,322	$13,829	$31,599	$31,127	$30,508

Ratio of earnings to fixed charges(1)	—	—	—	1.02	—	—

(1)          If we consistently incur net losses before income tax, we may not be able to maintain a ratio coverage of greater than 1:1.  In 2006 we had income before taxes of $664,000 generating a ratio of 1.02 to 1.00.  Due to our losses for the year ended December 31, 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and years ended December 31, 2005 and 2004 the ratio coverage in the respective years was less than 1.00 to 1.00.  We needed to generate additional earnings of $38.9, $26.3, $47.0, $0.7 and $2.4 million for the year ended December 31, 2008, seven months ended December 31, 2007, five months ended May 31, 2007 and years ended December 31, 2005 and 2004, respectively, to achieve a coverage ratio of 1.00:1.00.